Notice of 2014 annual and special meeting of shareholders

When

Thursday, May 1, 2014 at 3:00 p.m. Vancouver time

Where

The Vancouver Club

Grand Ballroom

915 West Hastings Street

Vancouver, British Columbia V6C 1C6

We’ll cover ten items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2013 and the auditor’s report
2.	Elect eight directors to the board to hold office until the end of our 2015 annual meeting (see “Electing directors” and “About the nominated directors” on pages 9 and 15 of the circular)
3.	Re-appoint KPMG as the independent auditor for 2014 (see “Appointing the independent auditor” and “About the auditor” on pages 9 and 22 of the circular)
4.	Authorize the directors to set the auditor’s pay (see “Setting the auditor’s pay” and “About the auditor” on pages 9 and 22 of the circular)
5.	Approve an ordinary resolution confirming the repeal of the former By-Law No. 1 and the adoption of new By-Law No. 1, which among other matters contains additional provisions relating to advance notice for nomination of director candidates, the use of notice-and access procedures and the use of a direct registration system (see “Confirmation of the repeal of Former By-Law No. 1 and the adoption of New By-Law No. 1” on page 22 of the circular)
6.	Approve a special resolution adopting amendments to the restated articles of incorporation to eliminate the class of convertible non-voting shares, the text of which is as follows:

“The articles of Eldorado Gold Corporation (the Company) be and are hereby amended by the deletion of “and an unlimited number of convertible non-voting shares,” from paragraph 3 of the Restated Articles of Incorporation of the Company, along with the deletion of the corresponding references to the convertible non-voting shares in Schedule A to the Restated Articles of Incorporation, and the form of the articles of amendment attached as Schedule B to the Company’s management proxy circular dated March 20, 2014 be and is hereby approved.”

(see “Amendment to the articles” on page 26 of the circular)

7.	Approve an ordinary resolution approving certain amendments to the amended and restated incentive stock option plan for officers and directors (see “About the proposed amendments to our incentive stock option plans” on page 27 of the circular)
8.	Approve an ordinary resolution approving certain amendments to the amended and restated incentive stock option plan for employees, consultants and advisers (see “About the proposed amendments to our incentive stock option plans” on page 27 of the circular)
9.	Approve an ordinary resolution adopting a new performance share unit plan (see “Proposed Performance Share Unit Plan” on page 30 of the circular)
10.	Other business

Your vote is important

You’re entitled to receive this notice and vote at our 2014 annual and special meeting if you owned common shares of Eldorado as of the close of business on March 17, 2014 (the record date for the 2014 annual and special meeting).

Notice-and-access

In November 2012, the Canadian Securities Administrators adopted regulatory amendments to securities legislation that allow public companies to advise their shareholders of the availability of electronic delivery of all proxy-related materials on a readily available website, rather than mailing phyiscal copies of the materials.

This year Eldorado is using the notice-and-access procedures for the delivery of meeting materials to shareholders in respect of the meeting. Instead of receiving paper copies of the management proxy circular for the meeting (the circular), you are receiving this notice with information on how you can access the circular electronically along with a proxy or in the case of non-registered shareholders, a voting instruction form, in order to vote at the meeting or submit your voting instructions. The use of notice-and-access is more environmentally responsible by helping to reduce paper use and will also reduce our printing and mailing costs. We estimate the savings in printing and mailing costs for 2014 to be $250,000.

The company will mail paper copies of the circular and other meeting materials to those registered and beneficial shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. Information on how to obtain electronic and paper copies of the circular and other meeting materials in advance of the meeting follows.

The circular contains important information about the meeting, who can vote and how to vote. We encourage and remind you to access the circular and read it carefully prior to voting.

Accessing the circular online

The circular, form of proxy, annual return card, audited annual consolidated financial statements and associated management’s discussion and analysis (MD&A) will be available on the company’s website (www.eldoradogold.com/shareholder-materials) as of March 31, 2014 and will remain on the website for one full year thereafter. The meeting materials are also available on SEDAR at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov as of March 31, 2014.

Requesting paper copies

You may request, without charge, a paper copy of the circular by contacting Eldorado as follows:

E-mail:	Telephone:	Facsimile:	Mail:
info@eldoradogold.com	1.604.687.4018 1.888.353.8166 (toll-free)	1.604.687.4026	Corporate Secretary Suite 1188 - 550 Burrard Street Vancouver, British Columbia V6C 2B5

To receive the circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request copies of the audited consolidated financial statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the annual return card included with this notice, as applicable.

Submitting your vote

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00 p.m. on Tuesday, April 29, 2014 to our transfer agent at:

Valiant Trust Company of Canada
P.O. Box 6510 Station Terminal

Vancouver, British Columbia V6B 4B5

You may also vote by facsimile, telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00 p.m. on Tuesday, April 29, 2014.

If you have any questions relating to the meeting or notice-and-access, please contact Kingsdale Shareholder Services Inc. by telephone at 1-877-657-5856 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com

By order of the board,

“Dawn L. Moss”

Dawn L. Moss
Executive Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

March 20, 2014